800 Nicollet Mall

Minneapolis, MN 55402

August 10, 2012

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-06880

Dear Ms. Ciboroski:

Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated July 27, 2012, regarding the above-referenced document.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13

Critical Accounting Policies, page 63

Goodwill and Other Intangibles, page 65

1.	We note your response to prior comment two from our letter dated June 6, 2012. Consistent with the guidance in ASC 350-20-35-39, we believe that all assets and liabilities should be allocated to a reporting unit unless you can specifically identify certain assets or liabilities that do not relate to the operations of any reporting unit. Please respond to the following:

—

Please tell whether you have analyzed whether the “residual remainder” not allocated to any of your reporting units can be specifically attributed to certain assets and liabilities that do not relate to the operations of any reporting unit, and if so, please identify those assets and liabilities and quantify those amounts.

usbank.com

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

August 10, 2012

In accordance with ASC 350-20-35-39, the Company assigns all assets and liabilities to reporting units that relate to the operations of the reporting unit or are relevant in determining the fair value of the reporting unit.

Assets not assigned to reporting units totaled approximately $87 billion and represent assets in the Treasury and Corporate Support operating segment. These assets consisted primarily of the Company’s investment securities portfolio and other investments (direct equity investments, bank-owned life insurance, and tax advantaged investments) and do not relate to the activities of the reporting units. Liabilities not assigned to reporting units totaled approximately $78 billion and primarily represent short-term borrowings not specifically related to a reporting unit, all long-term debt, and the aggregate net excess funding generated by the reporting units.

Approximately $9.1 billion (27%) of the Company’s equity was allocated to Treasury and Corporate Support. Capital demand under the regulatory capital rules related to Treasury and Corporate Support assets and activities, including risk management activities managed centrally and charged to the reporting units through cost allocations, comprised $5.9 billion or 17% of the Company’s equity. The remaining equity (the “residual remainder”) allocated to Treasury and Corporate Support comprised $3.2 billion.

—

To the extent that you are not able to conclude that the “residual remainder” does not relate to any of your reporting units, please tell us the effect, if any, on your most recent goodwill impairment test of allocating the “residual remainder” to your reporting units.

The Company believes its capital allocation methodology is reasonable and appropriate. However, in response to the Staff’s comment, the Company prepared a goodwill analysis using a capital allocation scenario that allocated the “residual remainder” of the Company’s equity – that portion of equity which had been allocated to Treasury and Corporate Support in excess of the equity determined under the regulatory capital rules – to the reporting units proportionate to the capital demand of each reporting unit based on the regulatory capital rules. The goodwill impairment test results did not differ under this alternate analysis for any reporting unit.

—

Please expand your goodwill policy disclosure to discuss your methodology for determining the carrying value of your reporting units in more detail. As part of your enhanced disclosure, please discuss whether there is any “residual remainder” that is not allocated to the reporting units and the assets and liabilities that you specifically identified that were not attributable to those reporting units.

The Company will revise the discussion of Goodwill in its Critical Accounting Policies in future filings as follows:

“The carrying amount of a reporting unit is determined based on the amount of equity required for the reporting unit’s activities, considering the specific assets and liabilities of the reporting unit ~~capitalrequired to support the reporting unit’s activities, including its tangible and intangible assets. The determination of a reporting unit’s capital allocation requires management judgment and considers many factors, including the regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors~~. The Company does not assign corporate assets and liabilities to reporting units that do not relate to the operations of the reporting unit or are not considered in determining the fair value of the reporting unit. These assets and liabilities primarily relate to the Company’s investment securities portfolio and other investments (including direct equity investments, bank-owned life insurance, and tax advantaged investments) and corporate debt and other funding liabilities. The Company determines the amount of equity for each reporting unit on a risk-adjusted basis considering economic and

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission

August 10, 2012

regulatory capital requirements. In the most recent goodwill impairment test, the portion of the Company’s total equity allocated to the Treasury and Corporate Support operating segment included approximately $3 billion in excess of the economic and regulatory capital requirements.”

*            *             *            *            *            *

The Company hereby acknowledges the following statements:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *            *            *            *

Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 or by fax at (612) 303-4801.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer
Andrew Cecere, Vice Chairman and Chief Financial Officer
Lee R. Mitau, Executive Vice President and General Counsel